Mail Stop 3561

 					December 23, 2005



Mr. Michael D. Casey
Chief Financial Officer
Carter`s, Inc.
The Proscenium
1170 Peachtree Street NE, Suite 900
Atlanta, GA  30309

	Re:	Carter`s, Inc.
		Form 10-K for Fiscal Year Ended January 1, 2005
      Filed March 16, 2005
      Forms 10-Q for Fiscal Quarters Ended
      April 2, 2005, July 2, 2005, and October 1, 2005
		File No. 1-31829

Dear Mr. Casey:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.






Form 10-K for Fiscal Year Ended January 1, 2005

Item 6. Selected Financial Data, page 14

Notes to Selected Financial Data, page 16
1. Your reconciliation of EBITDA to net income suggests that you consider EBITDA to be a performance measure. If so, please refer to
Question 15 of the Staff`s "Frequently Asked Questions Regarding the
Use of Non-GAAP Financial Measures," which requires the application of Question 8 if EBITDA is used as a performance measure. Please note that pursuant to Question 8, you must justify the usefulness of any performance measure that excludes recurring items. As such, we believe you should include a discussion that comprehensively addresses each of the 5 bullet points in Question 8 in crafting a revised disclosure. Alternatively, if you consider EBITDA to be a measure of liquidity, please revise to reconcile EBITDA to operating cash flows. In either case, disclose how management uses the non-GAAP measure and why it is meaningful to readers.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 19

Results of Operations, page 20
2. Where you describe two or more business reasons that
contributed
to a material change in a financial statement line item between periods in total and by segment, please quantify the extent to which each change contributed to the overall change in that line item.
For
example, with respect to the increase in net sales from fiscal
2003
to fiscal 2004, you should quantify the extent to which your focus on high-quality essential products, retail store growth, productivity improvements in retail stores, and a full year of revenue from the Child of Mine brand each contributed to the overall change.
Please
also disclose the extent to which increases in revenues are attributable to price and/or volume increases. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
3. Please disclose how you determine the stores that are included in arriving at your comparable store sales from period to period. Please also disclose how you treat relocated stores or expansions in the square footage of stores in these computations, as well as stores that were closed during the period.





Note 2. Summary of Significant Accounting Policies, page 40

Revenue Recognition, page 42
4. You disclose that you classify certain co-operative advertising payments as a component of selling, general, and administrative expenses when you are able to determine the fair value of such payments. Please tell us in detail how these advertising payments meet the conditions in Issue 1 of EITF 01-9 to be classified as an expense. In particular, tell us how you were able to conclude that you receive an identifiable benefit in exchange for the cooperative advertising payment that is sufficiently separable from the recipient`s purchase of your products. For example, tell us whether your customers are required to provide documentation as to how they use the advertising payment. Also tell us and disclose in future filings how you classify co-operative advertising payments that are in excess of the fair value of the benefits received. Refer to examples 2-5 in Appendix A of EITF 01-9.

Earnings Per Share, page 45
5. You disclose on page 12 that you paid a cash dividend of approximately $24.9 million to the common stockholders of record as of July 30, 2003 and a special bonus of approximately $2.5 million to
your vested option holders.  As a portion of your total
distribution
was paid to vested option holders, please tell us whether your vested
options are participating securities as defined in paragraph 60.a of
SFAS 128 and why or why not.  Also tell us how you considered vested
options that participate in dividends with common shareholders in calculating basic earnings per share. Refer to paragraphs 60 and 61 of SFAS 128, as applicable.

Note 5. Long Term Debt, page 47

Senior Credit Facility, page 48
6. Please remove your presentation of Adjusted EBITDA, as this represents a non-GAAP measure. Non-GAAP measures may not be presented on the face of the financial statements or in the accompanying notes. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

Note 12. Valuation and Qualifying Accounts, page 61
7. Please revise to include your allowance for sales returns in your table of valuation and qualifying accounts. Refer to Rules 5-
04(c)
and 12-09 of Regulation S-X.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340, or in her absence, Robyn Manuel at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3843 with any other questions.

								Sincerely,


								George F. Ohsiek, Jr.
								Branch Chief


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Mr. Casey
Carter's, Inc.
December 23, 2005
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